EXHIBIT 17.1

August 27, 2013

Integra LifeSciences Holdings Corporation
Board of Directors
311 Enterprise Drive
Plainsboro, NJ 08536

Attention: Mr. Stuart M. Essig, Chairman of the Board of Directors

Dear Stuart:

This letter is to notify you of my resignation, effective immediately, as a member of the Board of Directors of Integra LifeSciences Holdings Corporation. My decision to resign was not the result of any disagreement with Integra's management or auditors on any matter relating to the Integra's operations, policies or practices.

It has been a great pleasure working with you over the last seven years and for a total of thirteen years. I wish you and Integra continued success.

Very truly yours,

/s/ Neal Moszkowski

Neal Moszkowski